

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of January 31, 2021

The principal balances and results accumulated for the period ending January 2021 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	Ch$ million
Cash and deposits in banks	2,020,580
Interbank loans, net	6,100
Loans and accounts receivables from customers, net	33,239,591
Total investments	7,164,627
Financial derivative contracts	8,718,692
Other asset items	3,111,516
Total assets	**54,261,106**

Principal liabilities	Ch$ million
Deposits and other demand liabilities	14,513,758
Time deposits and other time liabilities	10,457,836
Financial derivative contracts	8,688,596
Issued debt instruments	8,230,879
Other liabilities items	8,702,564
Total equity	3,667,473
Total liabilities and Equity	**54,261,106**

Equity attributable to:	
Equity holders of the Bank	3,582,007
Non-controlling interest	85,466

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	Ch$ million
Net interest income	134,581
Net fee and commission income	26,239
Result from financial operations	15,852
Total operating income	**176,672**
Provision for loan losses	(34,967)
Support expenses	(61,750)
Other results	(7,220)
Income before tax	**72,735**
Income tax expense	(15,601)
Continued operations result	**57,134**
Discontinued operations result	**-**
Net income for the period	**57,134**

Attributable to:	
Equity holders of the Bank	56,263
Non-controlling interest	871

As of January 31, 2021, Banco Santander-Chile has constituted additional provisions with a charge to results in the line Provision for loan losses of Ch$24,000 million (before taxes).

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de enero de 2021

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de enero de 2021 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.020.580
Adeudado por bancos	6.100
Créditos y cuentas por cobrar a clientes	33.239.591
Inversiones totales	7.164.627
Contratos de derivados financieros	8.718.692
Otros rubros del activo	3.111.516
Total Activos	**54.261.106**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	14.513.758
Depósitos y otras captaciones a plazo	10.457.836
Contratos de derivados financieros	8.688.596
Instrumentos de deuda emitidos	8.230.879
Otros rubros del pasivo	8.702.564
Total patrimonio	3.667.473
Total Pasivos y Patrimonio	**54.261.106**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.582.007
Interés no controlador	85.466

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	134.581
Ingreso neto de comisiones	26.239
Resultado de operaciones financieras	15.852
Total ingresos operacionales	**176.672**
Provisiones por riesgo de crédito	(34.967)
Gastos de apoyo	(61.750)
Otros resultados	(7.220)
Resultado antes de impuesto	**72.735**
Impuesto a la renta	(15.601)
Resultado de operaciones continuas	**57.134**
Resultado de operaciones discontinuas	**-**
Utilidad consolidada del periodo	**57.134**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	56.263
Interés no controlador	871

Al 31 de enero de 2021, Banco Santander-Chile ha constituido provisiones adicionales con un cargo a resultados en el ítem Provisiones por riesgo de crédito por MM$24.000 (antes de impuestos).

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.

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